Benjamin Franklin Bancorp, Inc.
58 Main St. Franklin, MA 02038

January 4, 2008
Mr. Hugh West, Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549
Dear Mr. West:
This letter is written in response to your comment letter dated December 19, 2007. Our specific responses are inserted below after each individual comment.
Form 10-K for Fiscal Year Ended December 31, 2006
Note 1- Summary of Significant Accounting Policies
Loans Held for Sale, page F-8
1.	We note your disclosure on page 45 regarding your December 2006 commitment to sell $66.1 million of lower-yielding adjustable-rate mortgage loans and the related transfer of those loans to a held-for-sale account. Please provide us with the following additional information:
•	tell us how you recorded the transfer (e.g. lower of cost or market, etc.);

Reference is made to the Company’s policy note on page F-8, which clarifies that loans held for sale are recorded at the lower of cost or estimated fair value, as follows:
Loans held for sale
Loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income.
•	tell us what you mean when you use the term “lower-yielding” adjustable-rate mortgage loans;

The term “lower-yielding” refers to the fact that this group of mortgage loans bore interest rates that were, on average, lower than the remainder of the Company’s residential mortgage loan portfolio (average for the loans transferred to held for sale was 4.55%, average for remaining portfolio was 5.08% at December 31, 2006). They were originated, primarily, in the years 2004 – 2005, when market rates for adjustable-rate residential mortgages were lower than in late 2006. On average, these loans were approximately 32 months from their next rate reset.
•	tell us how you determined the $2.4 million loss recognized on the transfer date should be recorded in other income, rather than as a reduction to the allowance for loan losses.

Reference is made to Paragraphs 10.22 and 10.23 of the AICPA Audit and Accounting Guide for Depository and Lending Institutions, as follows:
10.22.........For loans with declines in fair value that are attributable to credit quality, any reduction in the loan’s value at the time of the transfer into the held-for-sale classification should be reflected as a write-down of the recorded investment resulting in a new cost basis, with a corresponding reduction in the ALLL.........
10.23 In contrast, for loans with declines in fair value that are attributable to interest or foreign exchange rates and clearly are not attributable, in any respect, to credit or transfer risk, any amount by which the recorded investment exceeds fair value at the time of the transfer into the held-for-sale classification should be accounted for as a valuation allowance.
The decline in fair value of the Company’s loans held for sale was attributed to the increase in market interest rates since the loans were originated, and no credit issues (delinquency or other indications of impairment) were associated with these loans. Accordingly, the Company determined that the lower-of-cost-or-market adjustment for such loans should be reflected in other income, and not as a charge to the allowance for loan losses.
Form 10-Q for Fiscal Quarter Ended June 30, 2007
Management’s Discussion and Analysis of Financial Condition and Results of Operations Comparison of Operating Results for the Three and Six Months Ended June 30, 2007 and 2006 Provision for Loan Losses, page 22
2.	We note your disclosure that the credit provision of $24,000 for the second quarter of 2007 arose primarily from a change made in the method of calculating loan loss reserves for loan commitments and the undrawn portions of lines of credit. Please provide us with the following additional information:
•	quantify the allowance for losses on loan commitments and undrawn portions of credit for each of the last five years and each quarter of 2007;

Please refer to Schedule 1, attached.
•	tell us where the allowance for losses on loan commitments and undrawn portions of credit is classified in your consolidated balance sheets. Explain how that classification complies with the guidance: in paragraph 8e of SOP 01-6 and paragraph 9.15 of the AICPA Audit Guide for Depository and Lending Institutions. Please advise or revise (both your financial statements and Guide 3 disclosures) as necessary;

The allowance for losses on loan commitments and undrawn portions of lines of credit is currently recorded within the Company’s allowance for loan losses. We recognize that SOP 01-6 indicates that such an allowance should be classified as a liability instead of being included within the allowance for loan losses, however due to immateriality, the Company has not reclassified such amounts in the consolidated financial statements or related disclosures. As noted in Schedule 1 attached, the allowance for losses on loan commitments and undrawn portions of lines of credit has ranged from 0% of the total allowance for loans losses at December 31, 2002 to 8% at December 31, 2005, and represents only 3% of the total allowance for loan losses at September 30, 2007. We will make the appropriate reclassification with our 2007 10-K, for all periods presented.
•	describe in detail the changes made in second quarter to the method of calculating the allowance for losses on loan commitments and undrawn portions of credit. Specifically, tell us if the changes resulted from a change in estimate related to second quarter events or if they resulted from an, error in your prior methodology.

The Company established an allowance for possible losses on the undrawn portions of lines of credit in 2003 and in 2005 we established an allowance for possible losses on loan commitments outstanding. (Both were done as the result of comments made during routine regulatory examinations). The change in the estimate of risk, and associated reserves, that occurred in the second quarter of 2007 was that associated with the undrawn portions of lines of credit. The estimate of risk associated with loan commitments outstanding did not change when we performed our second quarter 2007 review of the allowance for loan losses.

At inception, we used our best estimate of loss inherent in these off-balance sheet exposures. The levels of reserves established in the 2003 thru mid-2006 timeframes reflected the following:
•	Significant growth in all commercial loan portfolios. In particular, the unfunded portions of loans outstanding grew significantly, by 54% and 42% in 2004 and 2005, respectively. They grew by another 33% in the first 6 months of 2006 and have been level (or down) each quarter since then. The Company had made a sizable investment in those years in order to expand its commercial business lines, but the result was a portfolio that was relatively unseasoned, an important factor in our assessment of inherent risk.
•	The hiring of a new group of commercial lending officers. Between late-2004 and mid-2006, the commercial lending team grew from 4 to 12 officers. Support staff in credit administration also increased significantly. While these individuals came to the Company with good credentials, their lending skills and judgments were untested by the Company.

•	In addition to these two factors of significance, we also considered trends in delinquency and charge-offs, current economic and industry conditions, and the underwriting and policy standards in effect.
By mid-2007, it had been one full year since growth in our undrawn lines of credit had leveled off. It had also been one full year since the last of our new loan officers had been hired. In mid-2006, the Company had changed its risk tolerance and corresponding underwriting standards for construction loans (and related undrawn lines), and by mid-2007 we had had one full year to assess the impact of that decision on our portfolio. In light of these circumstances, historical experience generally and current conditions, we evaluated our reserve levels for undrawn lines of credit as part of our on-going review of the adequacy of our allowance for loan losses. Among the specific factors considered were a) the seasoning of the portfolio, which had improved considerably over the past year, b) delinquency trends in the portfolio, which were improved by 18.2% on average in the first six months of 2007 compared to the last six months of 2006, c) the overall level of risk in the undrawn lines of credit, which had improved since the tightening of underwriting standards for construction lending activities, d) the level of charge-offs, which were lower across the board in the first six months of 2007 compared to 2006, and e) the increase in the experience of the commercial lending group, including increased confidence by management in the lending skills and judgment of the loan staff hired in 2005/2006. It was this analysis that led us to reduce our estimate of loss inherent in the respective portfolio of undrawn portions of lines of credit.
In connection with this response, we acknowledge the following:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Thank you for allowing us an additional week to provide this response. Please let us know if you have any questions about the information provided or if you require any additional information.

Sincerely,
/s/ Claire S. Bean
Claire S. Bean
Treasurer and Chief Financial Officer

Benjamin Franklin Bancorp, Inc.
Response to SEC Comment Letter Dated December 19, 2007
Schedule 1

	Year End					2007 Quarter End
(in thousands)	2002	2003	2004	2005	2006	Q1	Q2	Q3

Total Loan Commitments	$16,663	$14,520	$15,470	$30,419	$15,657	$19,863	$20,259	$21,122
Total Undrawn Portions of Lines	35,827	39,745	61,128	86,883	92,291	89,063	97,561	98,053

	$52,490	$54,265	$76,598	$117,302	$107,948	$108,926	$117,820	$119,175

Total amount of general reserves within the Allowance for Loan Losses:
Loan Commitments	$—	$—	$—	$102	$57	$67	$70	$77
Undrawn Portions of Lines of Credit	—	128	298	356	387	363	107	108

	$—	$128	$298	$458	$444	$430	$177	$185

Total Allowance for Loan Losses	$2,312	$2,523	$3,172	$5,670	$5,781	$5,929	$5,887	$5,798